Filed By: Montana Acquisition Corporation
                                                 Commission File No. 333-46174
                                                          Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                                       Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934
                       Subject Company: Distribution Management Services, Inc.
                                                 Commission File No. 000-27539

                     Advice of Preliminary Business Combination Communication,
                                Subject: Montana's Agreement to Merge with DMS
                                             SEC Filing Date: October 13, 2010


            [REPRODUCTION OF TELECOPIER TRANSMISSION NOTIFICATION]

             [Telecopier Endorsement: Delivered to Leo Greenfield
              at 0507 Hours, Pacific Time, on October 13, 2010]

Post Office Box 202 - Wyoming, New York  14591-0202
Telephone (702) 489-2825
Return Telecopier (585) 360-2031
                                               Montana Acquisition Corporation

To:              Leo Greenfield @ DMS       From:         Randy Hudson [RSH]

Telecopier No.:  (954) 922-0847             Total Pages:  4, including cover

Telephone No.:   (954) 554-2725             Date:         10/13/2010

Subject:         Confirmation of Merger     cc:           Michael P. Grande,
                 between Montana                          ESPO Inc., Sherry
                 Acquisition Corporation                  A. Chaffin, Edwin
                 and Distribution                         Mendlinger, Wiliam
                 Management Services, Inc.                F. Doran, Esq.,
                                                          William J. Friedman,
                                                          CPA, Dean M. Denton,
                                                          First Hudson Trust

[ ]Urgent  X For Review  [ ]Please Comment  [ ]Please Reply  [ ]Please Recycle

Dear Leo,

Please find attached Montana's formal notice of commitment to merge with DMS.

If you have any questions, please call me.

                                  Page 1 of 4 Pages

Thank you for your attention to and courtesy in this matter.

                             -------------------------

                   [Montana Acquisition Corporation's Letterhead]

Randolph S. Hudson
Chairman of the Board
(585) 495-6945

[Montana's Logo]                               MONTANA ACQUISITION CORPORATION

Post Office Box 202
Wyoming, New York  14591-0202


                                Advice of Transmittal;
                         Telecopy Delivered to (954) 922-0847
                Facsimile Delivered Electronically to dmgslg23@gmail.com

                                   October 13, 2010



Leo Greenfield
Chairman of the Board
President
Chief Executive Officer
DISTRIBUTION MANAGEMENT SERVICES, INC.
Suite 5
2029 Taft Street
Hollywood, Florida  33020-2724

     Subject: Notice of Confirmation of Merger between Montana Acquisition Corporation and Distribution Management Services, Inc.

Dear Leo,

     I am gratified that we resolved our differences in many aspects, but particularly in regard to the merger between Montana and DMS. I believe the merger, as a part of the larger reorganization and restructuring efforts that we are undertaking, will benefit DMS and Montana's shareholders; moreover, the combination of our two companies, complemented by the overall transaction, will better position Montana, as successor, to negotiate and close on

                                  Page 2 of 4 Pages

on pre-qualified acquisitions.

     I can say that I have been disappointed by those detractors who claimed you and I were falsely announcing, among other things, the merger, so that you and I could profit from DMS' stock. In the years I have known you, I am certain that you never engaged in any transaction to raise DMS' stock price so that you could profit. In fact, I don't think you ever sold any of your stock (outside of a pledge and/or collateral agreement to secure an acquisition of an asset into DMS) in all of these years. So, too, am I disppointed that these unqualified stock speculators disrupt a company's stock price by announcing untrue facts not supported by accurate information. In order to turn a quick profit, these people are, themselves, to blame for volatility and a decline in a company's stock, only to turn around and place the blame for their quick profit-taking on the company's officers, directors, principal stockholders, or advisors. To that end, I have owned 25 shares of DMS' stock for three years, and, I can say with all certainty, that I have neither bought more stock in DMS, nor did I sell my 25 shares.

     As I am on the subject, I would like to state unequivocally, for my part and for Michael P. Grande, the Chairman and Chief Executive Officer of ESPO Inc., a New York corporation, for First Hudson Trust of New York, for Sherry
A. Chaffin, for Dean M. Denton, and for Marine Associates, that we are anxious and eager to participate in DMS' restructuring and reorganization.

     The restructuring and reorganization could not be possible without your undying commitments - as they have remained through the years - to DMS' share-holders. Of course, there are persons in every group that find it difficult to praise someone, especially during difficult times; but I know and can state that your every action was and is taken to benefit DMS and its shareholders. To continue, may I add that your unselfishess has come at a great cost to you, personally.

     For now, let us look ahead. There is still much work to be done to reach our objectives. We will dedicate this week and the next to commencing the merger, to install DMS' new senior executive officers and directors, to work with you to begin to position the company for its initial acquisition of the food and beverage operation in Arizona, the negotiation for the entertainment facility in Arizona, and the food and beverage operation in Las Vegas. I suspect that our filings with the SEC, FINRA, and NASDAQ can be accomplished in the next 30 to 45 days; however, I cannot speak as to the timeliness or approvals by any of the above.

     Please call me if you need to discuss DMS' development. Of course, I am available for you at any hour. In the meantime, I will be preparing the reports that Montana must file with the SEC within the coming number of days, in addition to each of the reports that are now required of Mr. Grande, ESPO,

                                  Page 3 of 4 Pages

First Hudson Trust of New York, and DMS. I expect our respective shareholders will be eager to learn of the progress of our future development.

     Once again, without your dedication to DMS, the best interests of its shareholders, and its continuing development, this reorganization and restructuring would not be possible.

                                             Very truly yours,

                                             MONTANA ACQUISITION CORPORATION


                                             /s/ Randolph S. Hudson

                                             Randolph S. Hudson
                                             Chairman of the Board
                                             President
                                             Chief Executive Officer

RSH:ppd

cc:  Michael P. Grande
     Edwin Mendlinger
     Sherry A. Chaffin
     Dean M. Denton
     ESPO Inc.
     First Hudson Trust of New York
     William J. Friedman, CPA
     William F. Doran, Esq.

                                  Page 4 of 4 Pages